May 23, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Mr. John Reynolds and Mr. David Link

Re:	Asia Green Agriculture Corporation
Amendment No. 7 to Registration Statement on Form S-1
Filed May 9, 2011
File No. 333-169486
Amendment No. 8 to Form 8-K
Filed May 9, 2011
File No. 000-53343
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010
Filed May 9, 2011
File No. 000-53343

Ladies and Gentlemen:

On behalf of our client, Asia Green Agriculture Corporation, formerly known as SMSA Palestine Acquisition Corp. (the “Company”) and in response to the Staff’s comments, we are filing an amended registration statement on Form S-1, an amended Form 8-K and an amended Form 10-K. The amended registration statement, Form 8-K and Form 10-K have been marked to indicate changes from the previous Form S-1/A, Form 8-K/A and Form 10-K/A each filed on May 9, 2011.

The Company has responded to the Staff’s comment letter dated May 13, 2011 either by revising the registration statement, Form 8-K and/or Form 10-K to comply with the comments, or by providing an explanation if the Company has not revised the registration statement, Form 8-K and/or Form 10-K.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, and, unless otherwise indicated, the page number references related to the marked version of the registration statement):

Amendment No. 7 to Registration Statement on Form S-1

Corporate Structure and History, page 45
Our Corporate History, page 46

1. We partially reissue comment two of our letter dated May 4, 2011. Please specifically identify the “governmental approvals of the PRC Ministry of Commerce” discussed in the last sentence of the first paragraph of page 47. To the extent such governmental approvals are already discussed elsewhere in the prospectus, you may provide a clear cross-reference to such discussion.

Mr. John Reynolds and Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 23, 2011

In response to the Staff’s comment, the Company has revised the registration statement on page 47 to provide the requested disclosure.

Management’s Discussion and Analysis, page 48
Liquidity and Capital Resources, page 51

2. We read your response to our prior comment three; and note your longer payment cycle for processed product. Please tell us and revise your critical accounting policies to clarify why the payment cycle is different for processed vs. fresh product and describe the payment terms for each product line.

In response to the Staff’s comment, the Company respectfully advises the Staff that the company does not have different policies or payment terms for fresh products and processed products specified in contracts. In practice, however, the payment cycle for fresh products (excluding bamboo wood) is generally shorter than for processed products, which the Company attributes to industry norms in the agricultural sector in China, where the Company believes fresh products are typically paid for quickly.

Cash Flows from Financing Activities, page 52

3. We partially reissue comment four of our letter dated May 4, 2011. We note the added disclosure on pages 52-54 and the existing tabular disclosure on pages 54-56. It is unclear why at least seven of the financing agreements filed as exhibits to your registration statement are not discussed here. Please advise or revise to clarify. Furthermore, despite your additional disclosure in response to our previous comment four, it remains unclear in certain circumstances which of the agreements filed as exhibits are being referred to in your disclosure on pages 52-56. In the interest of enhanced disclosure, please provide a cross-reference to the applicable exhibit number when discussing such agreements on pages 52-56.

The Company respectfully advises the Staff that the discussion of the financing agreements, including both descriptions and tabular disclosure, on pages 52-56 of Amendment No. 7 covered contracts of the Company as of December 31, 2010, as specifically noted in the introductory paragraph to such discussion on page 52 to Amendment No. 7. By contrast, as required by Rule 601(b)(10) of Regulation S-K, the exhibits to the Company’s registration statement covered certain contracts entered into subsequent to December 31, 2010. The additional contracts have been included in the registration statement which now includes financial statements through the period ended March 31, 2011.

In response to the Staff’s comment, the Company has revised the registration statement on pages 53-58 to provide the requested cross-references.

Executive Compensation, page 64
Summary Compensation Table, page 64

4. We note your revisions on pages 64-65 in response to comment five of our letter dated May 4, 2011. In your narrative disclosure on page 64, please revise to briefly clarify the reasons, if any, why such bonuses were awarded in those years and to those individuals.

Mr. John Reynolds and Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 23, 2011

In response to the Staff’s comment, the Company has revised the registration statement on page 67 to provide the requested disclosure.

5. In this regard, please also reconcile your disclosure of bonuses awarded to Mr. Zhang He with your disclosure in the last sentence of the first paragraph of page 66 that “Mr. Zhang had not been granted any equity or non-equity awarded by our subsidiary or by us as of December 31, 2010.”

In response to the Staff’s comment, the Company has revised the registration statement on page 68 to clarify that Mr. Zhang has not been granted any equity or other non-cash compensation by the Company or its subsidiary for services rendered for the year ended December 31, 2010.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
Allowance for Doubtful Accounts, page F-10

6. In regard to your response to our prior comment three; please explain how your allowance policy is adequate considering your extension of credit to customers with whom you have no payment history.

In response to the Staff’s comment, the Company notes that it considers that the existing allowance policy is adequate considering the extension of credit to certain customers without payment history because: i) existing policy includes specific provision for doubtful debts; and ii) the Company conducts a review, including approval from Mr. Zhan, before granting any credit to new customers without payment history. These new customers are generally referred by existing customers. Before approval of granting credit, the management will consider the new customer’s creditworthiness by: i) seeking input from existing customers who made the referral to the Company and/or ii) visiting the new customer’s facilities to assess its operations’ scale. This process can reduce unnecessary credit risk. In connection with the preparation of its quarterly and annual financial statements, the Company's management assesses the recoverability of account receivables from new customers by checking subsequent settlement. If the subsequent settlement from a particular new customer is not satisfactory, additional specific provision for doubtful debts will be made in order to ensure adequate provision has been made for the end of each reporting period.

General

7. Please provide current consents from the independent accountants in any amendment and ensure the financial statements are updated as required by Rule 8-08 of Regulation S-X.

In response to the Staff’s comment, the Company has provided current consents from the independent accountants and updated the financial statements as required by Rule 8-08 of Regulation S-X.

Amendment No. 1 to Form 10-K for the year ended December 31, 2010
General

Mr. John Reynolds and Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 23, 2011

8. Please revise the Form 10-K/A to conform with any amendments made to the Form S-1 as applicable.

In response to the Staff’s comment, the Company has made conforming changes to the Form 10-K/A as requested.

Amendment No. 8 to Form 8-K filed May 9, 2011

9. Please revise the Form 8-K to conform to any changes made as a result of our comments above, as necessary.

In response to the Staff’s comment, the Company has made conforming changes to the Form 8-K as requested.

Mr. John Reynolds and Mr. David Link
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 23, 2011

* * *

We greatly appreciate the Staff’s cooperation in reviewing the enclosed draft. If you have any questions regarding either the enclosed draft or the proposed transaction, please call James A. Mercer III in San Diego, 858.720.7469 (office) or 619.863.3341(mobile), or Don Williams in Shanghai, +86(21)2321.6018 (office) or +86.1361.182.3710 (mobile).

Sincerely,

/s/ Don S. Williams
Don S. Williams

Enclosures

cc:	Mr. Zhan Youdai Mr. Tsang Yin Chiu Stanley Mr. James A. Mercer III Mr. Alfred Chung